EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 22, 2011

Seabridge Gold Drill Results to Upgrade Resources and Increase Reserves at Sulphurets

Toronto, Canada – Results from the final 14 exploration holes drilled this year at the Sulphurets deposit, part of Seabridge Gold’s 100% owned KSM Project, support an expansion of reserves and improved overall project economics. Every one of the 34 core holes completed at Sulphurets this year (totaling 11,480 meters) intersected mineralization above the existing reserve’s cut-off grade.

Seabridge President and CEO Rudi Fronk commented that “we are confident that this year’s program has successfully achieved all of our objectives. First, we believe we have converted significant amounts of in-pit waste to measured and indicated resources. Second, we have discovered new mineralization beneath the previous pit limit which will allow us to deepen the proposed pit and define new resources and reserves. Third, we expect that the overall strip ratio at Sulphurets will decline and economics will improve.”

An updated NI-43-101Mineral Resource Estimate incorporating these drill results is scheduled for completion in January 2012. This estimate will be included in a new Preliminary Feasibility Study (“PFS”) planned for April 2012 which will include a restatement of reserves at Sulpurets and the rest of the KSM project.

The remaining Sulphurets drill results from this year’s reserve definition program are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold (g/T)	Copper (%)
S-11-53	263.8	237.0	252.3	15.3	0.55	0.26
S-11-54	375.0	132.0	171.0	39.0	0.82	0.04
		185.0	227.0	42.0	0.70	0.12
		241.0	340.0	99.0	0.89	0.16
S-11-55	300.0	41.0	62.0	21.0	2.49	0.21
		279.0	300.0	21.0	0.59	0.47
S-11-56	150.0	2.7	25.0	22.3	0.71	0.32
		58.0	98.0	40.0	0.68	0.32
		112.0	135.0	23.0	0.51	0.22
S-11-57	402.0	50.0	70.4	20.4	1.21	0.02
		274.0	294.0	20.0	0.59	0.44
		371.0	390.0	19.0	0.65	0.03
S-11-58	210.0	4.6	43.0	38.4	0.45	0.26
S-11-59	351.0	238.0	253.0	15.0	0.76	0.03
		281.0	297.0	16.0	0.84	0.08
S-11-60	441.0	142.0	160.0	18.0	0.95	0.04
		169.5	275.0	105.5	0.87	0.09
		288.4	306.5	18.1	0.88	0.23
		332.3	361.6	29.3	0.62	0.09
S-11-61	375.0	194.0	210.0	16.0	0.90	0.02
		225.0	260.0	35.0	1.02	0.12
		289.0	343.3	54.3	0.81	0.11

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold (g/T)	Copper (%)
S-11-62	222.0	52.0	68.0	16.0	1.33	0.02
		90.0	132.0	42.0	1.03	0.10
		144.0	166.0	22.0	1.03	0.05
S-11-63	360.0	226.0	243.0	17.0	0.70	0.16
		250.0	276.0	26.0	0.79	0.10
S-11-64	270.0	127.0	145.0	18.0	0.65	0.08
		167.0	185.4	18.4	0.57	0.09
		201.0	257.0	56.0	0.69	0.15
S-11-65	270.0	25.0	47.0	22.0	1.16	0.06
		69.0	85.0	16.0	0.58	0.12
		131.0	163.0	32.0	0.97	0.10
		194.0	210.0	16.0	0.63	0.15
		220.0	246.0	26.0	0.51	0.12
S-11-66	90.0	Drill hole abandoned at 90.0 meters and re-drilled as S-11-67
S-11-67	362.0	111.0	130.2	19.2	0.71	0.09
		147.9	168.0	20.1	0.64	0.42
		187.0	211.0	24.0	0.86	0.08
		218.0	239.2	21.2	0.50	0.18
		287.0	329.0	42.0	0.76	0.33
		341.0	357.3	16.3	0.80	0.32

The above reported drill holes were designed to intersect the true width of the Sulphurets deposit.

Descriptions of the above tabulated holes are as follows (see attached map for locations):

S-11-53:  Collared in the east area of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -60o to fill a data gap within the current pit model and projected mineralization beneath the pit. The hole passed through the Sulphurets Thrust Fault (“STF”) at 48.8 meters. Between 133.8 and 252.3 meters it intersected the Raewyn Copper zone, and as expected alteration is mostly silicic and argillic, reflecting cooler or distal conditions and weaker mineralization (patchy disseminated chalcopyrite). The reported interval is within a wider lower grade interval from 138 to 252.3 meters that averages 0.39 g/t Au and 0.15% Cu, above the resource model cut off. The mineralized zone is thicker but lower grade than the current model predicted.

S-11-54: Collared in the west Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to test projected mineralization beneath the current pit model. The mineralized interval is in chlorite-quartz-pyrite altered andesite tuff and flows. Generally, fine disseminated chalcopyrite is related to the alteration and fracture density. This hole will allow deepening of the southeast side of the pit to capture additional mineralization not in the current model.

S-11-55:  Collared in the central Sulphurets zone, drilled at an azimuth of 325o  and inclined at -83o (due to topographic constraints) to fill a data gap in shallow mineralization and test projected Raewyn Copper zone mineralization at the bottom limits of the current pit model. Collared just below the STF, the interval from 41 to 62 meters is a zone of increased silica-pyrite alteration with chalcopyrite and higher gold grades than expected. This zone is enveloped by lower grade mineralization with above the resource cutoff grade. The Raewyn Copper zone was intersected from 279 to 300 meters and the hole terminated within the zone. The zone was deeper than predicted.

S-11-56:  Collared in the east area of Sulphurets, drilled at an azimuth of 145o and inclined at -60o to fill a data gap in projected shallow mineralization. It entered the Raewyn Copper zone below 2.7 meters of overburden, to a depth of 135 meters. As expected, alteration is mostly silicic and argillic, reflecting cooler or distal conditions and weaker mineralization (patchy disseminated chalcopyrite). The mineralized zone is slightly thicker with grades similar to what the current model predicted.

S-11-57:  Collared in the central Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to fill a data gap in projected mineralization up-dip of hole S-08-07. Collared above the STF that fault zone was intersected at 41.1 meters. Several intervals of structurally controlled Sulphurets Gold zone style mineralization (silica-pyrite alteration with minor chalcopyrite) within a broad interval of quartz-sericite-pyrite altered volcanic rock was encountered down hole to a fault at 157.4 meters. Mineralized zones beneath that fault are associated with chloritic alteration and are thinner than expected. This hole will convert some unclassified blocks to indicated resources and facilitate deepening of the pit in this area.

S-11-58:  Collared in the east area of Sulphurets, drilled at an azimuth of 145o and inclined at -71o to fill a data gap in projected shallow mineralization. It entered the Raewyn Copper zone below 4.4 meters of overburden, to a depth of 43 meters. Alteration is similar to the zone down dip in hole S-11-56, which is located approximately 100 meters north. The mineralized zone was thinner than expected, but mineralized intervals below the Raewyn zone, including 143 to 165.7 meters that averages 0.58 g/t Au and 0.11 % Cu, will add indicated resources below the current model and facilitate a deeper pit.

S-11-59:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to test the down-dip projection beneath the current pit model. The hole intersected andesite tuff and flows with alteration transitioning from silica dominant to propylitic at depth. The first mineralized interval is centered on a narrow siliceous-pyritic hydrothermal breccia with a wide silicic and pyrite halo. The second interval is intense magnetite and pyrite hornfels. Surrounding rocks are propylitically altered with epidote and carbonate. This assemblage is indicative of less intense mineralizing conditions and confirms the Sulphurets zone is thinning along strike to the southwest of this section.

S-11-60:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 144o and inclined at -70o to test the down-dip projection beneath the current pit model. Rocks are typical andesite flows and tuff with variable silica-pyrite alteration overprinting earlier chloritic alteration. The mineralized intervals have increased alteration intensities associated with more intense fracturing generally surrounding hydrothermal breccias and veins with abundant silica, pyrite, minor disseminated chalcopyrite and traces of galena and sphalerite. The high gold to copper ratio is typical for the west end of the Sulphurets zone. This hole will facilitate a deeper pit to capture new indicated resources.

S-11-61:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 143o and inclined at -65o to test the down-dip projection beneath the current pit model. Geology is similar to hole S-11-60 where mineralized intervals are generally associated with an increase in alteration intensity and fracturing. This hole will facilitate a deeper pit to capture new indicated resources.

S-11-62:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 155o and inclined at -70o to test a data gap within the current pit model. The geology is similar to hole S-11-60 which is approximately 100 meters down dip on the same section. Elevated gold is associated with quartz-sericite-pyrite alteration, traces of galena, sphalerite and quartz-sulfide veins that are superimposed on earlier chloritic alteration. Several sub-millimeter grains of native gold in a quartz vein from 125.56 to 126.06 meters were encountered and returned an assay of 92.1 g/T Au but the interval is capped at 5 g/t Au in the reported composite. This hole will convert inferred resources and unclassified material in the area to indicated resources with higher grades than predicted.

S-11-63:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to test the down-dip projection within and beneath the current pit model. The geology is similar to adjacent holes S-11-59 and S-11-61.The mineralized intervals are associated with an increase in alteration intensity and veining accompanied by minor disseminated chalcopyrite. These intervals are within a broader continuous zone of weaker mineralization from 145.5 to 342 meters that averages 0.44 g/t Au and 0.11 % Cu. This hole will convert inferred resources and unclassified material in the area to indicated resources at predicted grades.

S-11-64:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -70o to test the down-dip projection within and beneath the current pit model.  The geology in this hole is similar to nearby holes S-11-54 and S-11-62. The mineralized intervals are associated with an increase in alteration intensity and veining accompanied by minor disseminated chalcopyrite. A broader interval of continuous though weaker mineralization from 105 to 268.5 meters that averages 0.53 g/t Au and 0.09 % Cu, surround these better mineralized intersections. This hole will convert inferred resources and unclassified material in the area to indicated resources with average to below average grades.

S-11-65:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to test the shallow projection within and beneath the current pit model. Geology is similar to holes S-11-62 and S-11-63, which are nearby. The mineralized intervals are associated with an increase in alteration intensity and veining accompanied by minor disseminated chalcopyrite. The three lower intervals are within a wider interval of continuous though weaker mineralization from 107 to 246 meters that averages 0.57 g/t Au and 0.10 % Cu. This hole will convert inferred resources and unclassified material in the area to indicated resources with grades as predicted.

S-11-66:  Collared at the west end of the Sulphurets zone, drilled at an azimuth of 145o and inclined at -65o to test down-dip projected mineralization beneath the current pit model. Nearby holes S-11-62 and S-11-63 show similar geology. The hole was abandoned at 98 meters in a fault zone oblique to the core axis before reaching any mineralization. The inclination was steepened to -70o and a new hole was collared and drilled as S-11-67.

S-11-67:  Collared from the same location as S-11-66, drilled at an azimuth of 145o and inclined at -70o. The fault that terminated hole S-11-66 was cut from 126.6 to 128.5. This is interpreted to be one of the several north trending, steeply west dipping normal faults that cut the Sulphurets zone however displacement was found to be only be a few meters. Similarly altered and mineralized andesite is found on both sides of the fault. Other similar fault zones were encountered at 157.65 and 208.9 meters. The two lower intervals are within a wider interval of continuous though weaker mineralization from 275 to 362 meters that averages 0.53 g/t Au and 0.25 % Cu, well above the resource cut off grade. This hole will convert inferred resources and unclassified material beneath the current pit model to indicated resources with average to below average grades.

The 100% owned KSM  is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2011 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in the Sulphurets zone or other zones; (iii) the amount of future production; (iv) further optimization of the Preliminary Feasibility Study including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net